UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia to support one of BP’s biggest gas field development projects

BP has selected Veolia to design, build and operate a raw water treatment plant for its project to develop the Khazzan gas field, located southwest of Muscat in the Sultanate of Oman.

By winning BP’s call for tenders in the Sultanate of Oman to build a plant that will start providing water from January 2015, Veolia will contribute to one of BP’s largest current projects : the development of the Khazzan gas field, located 350 km southwest of Muscat.

Water production is an essential step in implementing this project, which is highly significant for the Omani economy, and which is planned to comprise up to 300 gas wells to deliver, in 2017, plateau production of 28.3 million cubic meters of gas per day.

The circa USD $50 million water treatment facility has a maximum capacity of 6,000 m3/day, split between 4,000 m3/day of process water and 2,000 m3/day of drinking water. Veolia will operate the plant for one year, with extension options of up to four additional years.

This latest success is further evidence of Veolia’s capacity in the gas sector. “In some regions of the world, it is no longer possible to submit a development project for an oil or gas field without including the water aspect,” said Antoine Frérot, Veolia’s Chairman and CEO. “There is therefore strong growth potential in this sector, especially for water treatment installations.”

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Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenue currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders

Press release

Paris, June 27, 2014

may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Press relations Laurent Obadia Sandrine Guendoul Stéphane Galfré Tel: + 33 (0)1 71 75 12 52 / 19 27 sandrine.guendoul@veolia.com stephane.galfre@veolia.com	Investor & Analyst Relations Ronald Wasylec - Ariane de Lamaze + 33 1 71 75 12 23 - 06 00 Terri Anne Powers (USA) + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer